OSG	Overseas Shipholding Group Inc.

1301 Avenue of the Americas New York, NY 10019 www.osg.com	Tel: 212 251 1153 Fax: 212 251 1180 E-mail: jedelson@osg.com	James I. Edelson Senior Vice President General Counsel and Secretary

January 17, 2014

Cecelia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC  20549-7010

RE:	Overseas Shipholding Group, Inc. Form 10-K for the Year Ended December 31, 2012 Filed August 26, 2013 File No. 1-06479

Dear Ms. Blye:

We have reviewed your letter dated December 6, 2013 to Ian T. Blackley, Senior Vice President, Chief Financial Officer and Treasurer of Overseas Shipholding Group, Inc. (“OSG” or the “Company”) setting forth the request of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) for supplemental information to better understand certain disclosures made in OSG’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”).  Based on our review, we respond as follows:

SEC Comment

Risk Factors, page 29
Our vessels may be directed to call on  ports  located  in  countries  that  are subject  to  restrictions …,

1.
Please tell us about any contacts with Syria, Sudan or Cuba since your letter to us dated October 28, 2010.  As you know, Syria, Sudan and Cuba are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.  Your 10-K does not include disclosure about contacts with those countries.  Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria, Sudan or Cuba since your prior letter, whether through subsidiaries, affiliates, charterers, or other direct or indirect arrangements.  Your response should describe any services or products you have provided to or received from Syria, Sudan or Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

OSG Response

1.
As noted in the comment, OSG sent to you a letter dated October 28, 2010 (the “2010 Response”) in which OSG provided, among other information, updated information concerning OSG’s contacts with Syria, Sudan and Cuba through June 30, 2010 (the “2010 Response Date”).  This letter supplements the 2010 Response with respect to Syria, Sudan and Cuba.

Except as explained in the following sentence, since the 2010 Response Date, no OSG vessel has called on ports in Syria, Sudan or Cuba.  A U.S. flag OSG vessel made two voyages during 2010 and one voyage during 2011 to the United States Naval Base at Guantanamo Bay, Cuba under charter to the U.S. Military Sealift Command, an Operating Force within the United States Navy.

Since June 30, 2010, OSG has had no contacts with Syria, Sudan or Cuba (except for the foregoing voyages to Guantanamo Bay, Cuba) and does not anticipate contacts with such countries, whether through subsidiaries, affiliates, charterers or other direct or indirect arrangements, except to the extent that United States sanctions regimes permit such contacts.  OSG has had no agreements, commercial arrangements or other contacts with the governments of Syria, Sudan or Cuba, or entities controlled by the government of any of these countries, since the 2010 Response Date.

As a result of the absence of contacts with Syria, Sudan and Cuba, OSG made no specific references to these countries in its risk factor disclosure in the 2012 Form 10-K relating to countries subject to restrictions imposed by the U.S. government.

SEC Comment

2.
Please discuss the materiality of any contacts with Syria, Sudan and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

OSG Response

2.	Since OSG had no contacts with Syria, Sudan or Cuba since the 2010 Response Date, an analysis of the materiality of such contacts is not applicable.

OSG acknowledges that:

●           OSG is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

●           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●           OSG may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter, please feel free to contact me.

Very truly yours,

                     /s/James I. Edelson

James I. Edelson

cc:  Jennifer Hardy
      Special Counsel

      Robert E. Johnston
      Ian T. Blackley
      John J. Ray III
      Audit Committee
      Jerry L. Miller
      Daniel E. Waltz (Patton Boggs LLP)
      Alan Beller (Cleary Gottlieb Steen & Hamilton LLP)
      Andre Chabanal (PriceWaterhouseCoopers LLP)